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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                             LCC INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                           ---------------------------

                             LCC INTERNATIONAL, INC.
                        (Name of Filing Person (Offeror))

                           ---------------------------

                       OPTIONS UNDER AMENDED AND RESTATED
                   LCC INTERNATIONAL, INC. 1996 EMPLOYEE STOCK
                  OPTION PLAN TO PURCHASE CLASS A COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $10.50 OR MORE
                         (Title of Class of Securities)

                           ---------------------------

                                   501810 10 5
                      (CUSIP Number of Class of Securities)
                        (Underlying Class A Common Stock)

                            ------------------------

                             C. THOMAS FAULDERS, III
                            CHAIRPERSON OF THE BOARD
                           AND CHIEF EXECUTIVE OFFICER
                             LCC INTERNATIONAL, INC.
                             7925 JONES BRANCH DRIVE
                             MCLEAN, VIRGINIA 22102
                                 (703) 873-2000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    Copy to:
                            RICHARD J. PARRINO, ESQ.
                             HOGAN & HARTSON L.L.P.
                              8300 GREENSBORO DRIVE
                             MCLEAN, VIRGINIA 22102
                                 (703) 610-6100


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                            CALCULATION OF FILING FEE

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            Transaction valuation*                           Amount of filing fee
-----------------------------------------------------------------------------------------------
                   $6,182,171                                        $1,237

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

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,583,441 shares of Class A common stock of LCC International, Inc. having an aggregate value of $6,182,171 as of October 15, 2001 will be exchanged pursuant to this offer. Such options include options granted since May 15, 2001 which option holders participating in the exchange must tender in the offer to the extent that the exercise prices of those options are lower than the lowest exercise price of any other options tendered by the option holder. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    Not applicable.
     Form or Registration No.:  Not applicable.
     Filing Party:              Not applicable.
     Date Filed:                Not applicable.

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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ITEM 1.    SUMMARY TERM SHEET.

           The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated October 16, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

           (a) The name of the issuer is LCC International, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 7925 Jones Branch Drive, McLean, Virginia 22102. The information set forth in the Offer to Exchange under "Information Concerning LCC" is incorporated herein by reference.

           (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options outstanding under the Amended and Restated LCC International, Inc. 1996 Employee Stock Option Plan (the "1996 Plan") held by eligible employees to purchase shares of the Company's Class A common stock, par value $.01 per share (the "Common Stock"), having an exercise price of $10.50 or more (the "Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the 1996 Plan (the "Option Shares"), upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The Company will grant a New Option for one Option Share for each Option for two Option Shares that the Company accepts for exchange. The number of shares of Common Stock subject to the New Options will be equal to one half of the number of shares of Common Stock subject to the Options that are accepted for exchange. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Eligibility; Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

           (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Our Class A Common Stock") is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

           (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

           (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Eligibility; Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

           (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

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ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

           (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

           (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

           (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

           (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

           (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

           (d) Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

           (a) Not applicable.

           (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.    PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

           (a) Not applicable.

ITEM 10.   FINANCIAL STATEMENTS.

           (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning LCC") and Section 16 ("Additional Information"), and on pages 26 through 50 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and pages 3 through 12 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001 is incorporated herein by reference.

ITEM 11.   ADDITIONAL INFORMATION.

           (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

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           (b) Not applicable.

ITEM 12.   EXHIBITS.

           (a)(1)  Offer to Exchange, dated October 16, 2001.

           (a)(2)  Form of Letter of Transmittal.

           (a)(3)  Form of Initial Letter to All Employees.

           (a)(4)  Form of Summary of Outstanding Options.

           (a)(5)  Form of Initial Letter to Eligible Option Holders.

           (a)(6)  Form of Subsequent Letter to Eligible Option Holders.

           (a)(7)  Form of Reminder Letter to Eligible Option Holders.

           (a)(8)  Form of Letter to Tendering Option Holders.

           (a)(9)  Script for Conference Call with Eligible Option Holders.

           (a)(10) Text of Employee Workshop Slide Presentation to Eligible Option Holders.

           (a)(11) Form of Confirmation Letter to Eligible Option Holders.

           (a)(12) LCC International, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

           (a)(13) LCC International, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

           (b) Not applicable.

           (d)(1) Amended and Restated LCC International, Inc. 1996 Employee Stock Option Plan. Filed as Exhibit 4.6 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and incorporated herein by reference.

           (d)(2) Form of Grant Letter with attached LCC International, Inc. 1996 Employee Stock Option Plan, As Amended, Non-Incentive Option Agreement Terms and Conditions.

           (g) Not applicable.

           (h) Not applicable.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13e-3.

           (a) Not applicable.

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                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                       LCC International, Inc.


                                       /s/ C. Thomas Faulders, III
                                       ----------------------------------------
                                       C. Thomas Faulders, III
                                       Chairperson of the Board of Directors
                                           and Chief Executive Officer

Date:   October 16, 2001

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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER             DESCRIPTION
----------   ---------------------------------

  (a)(1)  -  Offer to Exchange, dated October 16, 2001.

  (a)(2)  -  Form of Letter of Transmittal.

  (a)(3)  -  Form of Initial Letter to All Employees.

  (a)(4)  -  Form of Summary of Outstanding Options.

  (a)(5)  -  Form of Initial Letter to Eligible Option Holders.

  (a)(6)  -  Form of Subsequent Letter to Eligible Option Holders.

  (a)(7)  -  Form of Reminder Letter to Eligible Option Holders.

  (a)(8)  -  Form of Letter to Tendering Option Holders.

  (a)(9)  -  Script for Conference Call with Eligible Option Holders.

  (a)(10) -  Text of Employee Workshop Slide Presentation to Eligible Option
             Holders.

  (a)(11) -  Form of Confirmation Letter to Eligible Option Holders.

  (a)(12) -  LCC International, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

  (a)(13) -  LCC International, Inc. Quarterly Report on Form 10-Q for its
             fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

  (d)(1) - Amended and Restated LCC International, Inc. 1996 Employee Stock Option Plan. Filed as Exhibit 4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.

  (d)(2) - Form of Grant Letter with attached LCC International, Inc. 1996 Employee Stock Option Plan, As Amended, Non-Incentive Option Agreement Terms and Conditions.